November 1, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in Stryker Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 under Section 13(r) of the Securities Exchange Act of 1934.

Ladies and Gentlemen:
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Stryker Corporation has included a disclosure involving limited and lawful dealings with the Federal Security Service of Russia in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, which was filed with the U.S. Securities and Exchange Commission on November 1, 2022.

Sincerely,

/s/ GLENN S. BOEHNLEIN
Glenn S. Boehnlein
Vice President, Chief Financial Officer